Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-1600

July 29, 2019

Kenneth Ellington

John M. Ganley, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) File Nos. 333-232549 & 811-22461; Pre-Effective Amendment No. 2

Dear Messrs. Ganley and Ellington:

On July 15, 2019 and July 26, 2019, we received from you the following comments related to the Form N-2 filing made by the Fund with the Securities and Exchange Commission (“SEC”) on July 3, 2019 (the “Registration Statement”). For your convenience, your comments are summarized below and each comment is followed by our response.

Accounting

Comment No. 1. In the fee table on page 10 of the Registration Statement, please round all numbers to hundredths instead of thousandths. See General Instruction 3 to Item 3 of Form N-2.

Response. The requested edits have been made.

Comment No. 2. In the fee table on page 10 of the Registration Statement, please explain why the total fund expenses excluding Acquired Fund Fees and Expenses (AFFE) are significantly lower than the ratio of total expenses to average net assets disclosed in the Financial Highlights for the fiscal year ending March 31, 2019.

Response. The Other Fund Expenses and Total Annual Expenses entries in the fee table on page 10 of the Registration Statement have been revised to address these discrepancies.

Comment No. 3. In the Fee Example on page 10 of the Registration Statement, please confirm the numbers presented in the Fee Example of the Prospectus.

Response. The Fee Example of the Prospectus for the Class A Shares and Class I Shares have been updated.

Comment No. 4. In future financial statements of the Fund, please disclose the acquisition date of each restricted security, as required by Article 12-12, fn 8 of Regulation S-X.

John M. Ganley, Esq.

Kenneth Ellington

July 29, 2019

Response. We represent that future financial statements of the Fund will disclose the acquisition date of each restricted security.

Comment No. 5. In future financial statements of the Fund, please ensure that the Fund includes one or more tables, charts or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories, as required by Instruction 6.a. to Item 24 of Form N-2.

Response. We represent that future financial statements of the Fund will contain the tables, charts and/or graphs set forth in your comment.

Disclosure

Comment No. 6. Please consider whether or not it is appropriate to check the item: “when declared effective pursuant to section 8(c) of the Securities Act of 1933” on the facing sheet of the Registration Statement.

Response. The item referred to in your comment has been unchecked.

Comment No. 7. Please review the fee section on the facing sheet to ensure its accuracy, including the Proposed Maximum Aggregate Offering Price and the dollar amount of shares seeking to be carried forward.

Response. The fee section on the facing sheet has been revised to reflect the fact that the Fund is registering new shares and not attempting to carry forward shares registered in prior filings.

Comment No. 8. Please review whether Rule 457(p) under the Securities Act of 1933 applies with respect to the dollar amount of shares that the Fund is seeking to be carried forward.

Response. See the response to Comment No. 7.

Comment No. 9. Please consider revising the “Performance of the Fund” table in the Prospectus to reposition the “Average Annual Total Returns” performance information to the bottom of the table.

Response. The Prospectus has been revised and now reflects the repositioned performance information referenced in your comment.

Comment No. 10. Please confirm that the Registration Statement will include as exhibits executed consents from the Fund’s independent registered public accounting firm and counsel and an executed legal opinion.

Response. The documents referenced in your comment have been filed as exhibits to the Registration Statement or incorporated by reference to the prior filing.

John M. Ganley, Esq.

Kenneth Ellington

July 29, 2019

Comment No. 11. Section 1 of Item 34 of Part C of Form N-2 requires the following undertaking be made in a registrant’s registration statement:

An undertaking to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

Response. The undertaking referenced in your comment has been added to Part C of the Registration Statement.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench